SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number 001-14489

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Centro Oeste Celular Participações Holding Company
(Translation of Registrant's name into English)

SCS - Quadra 2, Bloco C, Edifício Anexo-Telebrasília Celular
-7° Andar, Brasília, D.F.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S/A (Publicly-held Company) CNPJ/MF 02.558.132/0001-69 NIRE 533 0000580 0

MINUTES OF THE SPECIAL MEETING OF THE BOARD OF DIRECTORS
HELD ON MARCH 28, 2005

1. DATE, TIME AND PLACE: March 28, 2005, at 10:00 a.m., exceptionally on Praia de Botafogo nº 501, 7º andar, Torre Corcovado, Rio de Janeiro - RJ.

2. PRESIDING BOARD: Felix Pablo Ivorra Cano – Chairman of the Meeting; Evandro Luís Pippi Kruel – Secretary of the Meeting.

3.  INSTATEMENT: The meeting was instated with the attendance of the undersigned Directors, representing a quorum in conformity with the Articles of Incorporation.

4.  AGENDA AND RESOLUTIONS:

4.1 . To evaluate the proposal for merger of its wholly-owned subsidiaries, operators Teleacre Celular S.A., Telegoiás S.A., Teleron Celular S.A. and Telems Celular S.A. (collectively referred to as "OPERATORS"), enrolled with the CNPJ/MF under numbers 02.332.982/0001-44, 02.341.506/0001-90, 02.337.949/0001-07 and 02.331.492/0001-23, respectively, seeking to derive financial and operating benefits from the reduction in administrative, audit and publishing costs, as well as rationalization in accounting and corporate processes, among other. The Directors, by unanimous vote and without any restrictions whatsoever:

4.1.1 Have approved , under the terms of Resolution 321/02 of the General Plan of SMP Authorizations and of articles 98 and 136 of the General Telecommunications Act, a request to be sent to the National Telecommunications Agency – ANATEL for review and approval of the proposal for transfer without unification of the Instruments of Authorization of the Personal Mobile Service or consolidation of the pertinent businesses of the OPERATORS to this Company.

4.1.2 Have approved the publication of a Relevant Fact informing this resolution to the public.

4.1.3 Have approved the Executive Committee to take the necessary actions in order to implement the transaction, including the issuance of an Accounting Report of appraisal of the equity of the company to be merged.

4.1.4 The Board of Directors will timely hold a meeting for the purpose of making resolutions on the terms and conditions of this transaction, it being certain that all the pertinent acts shall be disclosed to the Market through the proper legal means.

4.2 . The Directors have appraised the proposal submitted by the Executive Committee on the merger of Telemat Celular S.A ., operator of the Personal Mobile Service ("SMP"), in Region II of the General Plan of SMP Authorizations, enrolled with the CNPJ/MF under no. 02.340.817/0001-34 into TCO-IP S.A ., a joint-stock corporation enrolled with the CNPJ/MF under no. 04.225.487/0001-61, seeking to reduce the number of TCO's wholly-owned subsidiaries, deriving financial and operating benefits from the reduction in administrative, audit and publishing costs, as well as rationalization of accounting and corporate processes, among other things. After a detailed review, the Directors approved the transaction, authorizing the favorable vote of the executive committee at the Special Meetings of Shareholders which may be held for the purpose of making resolutions on the matter, as well as consented to and authorized the Executive Committee to proceed to all the necessary acts for the implementation of this proposal, including, however being not limited to, the request for transfer of the Instrument of Authorization PVCP/SPV no. 009/2003 – Anatel and the amendment to the Articles of Incorporation of TCO-IP, it being certain that, by force of item VII, sole paragraph of article 2 of CVM Instruction no. 358/02, this resolution shall be made an integrant part of the Relevant Fact to be published for purpose of disclosing the transaction approved in item 4.1 above .

5. CLOSING OF THE MEETING: There being no further business to be discussed, the meeting was closed and these minutes were drawn-up, which were read, approved and signed by the attending Directors and by the Secretary, being recorded in the proper register.

Signatures : Felix Pablo Ivorra Cano, Fernando Xavier Ferreira; Eduardo Perestrelo Correia de Matos; Shakhaf Wine – Directors; Zeinal Abedin Mohamed Bava, Pedro Manuel Brandão Rodrigues and Carlos Manuel de L. e V. Cruz – Directors represented by Mr. Shakhaf Wine; Ernesto Lopez Mozo, Ignácio Aller Mallo and Luis Miguel Gilpérez López – Directors represented by Mr. Felix Pablo Ivorra Cano and Evandro Luís Pippi Kruel – Secretary of the Board of Directors .

I hereby certify that this is a faithful copy of the minutes that were drawn-up in the Register of Meetings of the Board of Directors of the Company.

Felix Pablo Ivorra Cano Chairman of the Meeting and Chairman of the Board of Directors	Evandro Luís Pippi Kruel Secretary - OAB-RS n.º 18.780

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2005

TELE CENTRO OESTE CELLULAR HOLDING COMPANY

By:	/S/ Arcadio Luis Martinez Garcia
Arcadio Luis Martinez Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.